Exhibit 99.1

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. Recently it began operating in two new markets in Brazil with its entry into the production of flat steel and the expansion of its iron ore activities, which expanded its product mix and made its operations even more competitive. With over 45,000 employees, Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 25 million tonnes of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tonnes of scrap into steel, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau companies are listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the first quarter of 2014

	1st Quarter		1st Quarter		Variation	4th Quarter		Variation
Key Information	2014		2013		1Q14/1Q13	2013		1Q14/4Q13
Steel
Production of Crude Steel (1,000 tonnes)	4,557		4,410		3.3%	4,446		2.5%
Shipments (1,000 tonnes)	4,387		4,555		-3.7%	4,555		-3.7%
Net Sales (R$ million)	10,554		9,166		15.1%	10,321		2.3%
EBITDA (R$ million)	1,196		805		48.6%	1,370		-12.7%
Net Income (R$ million)	440		160		175.0%	492		-10.6%
Gross margin	12.5%		9.9%			13.1%
EBITDA Margin	11.3%		8.8%			13.3%
Shareholders’ equity (R$ million)	31,643		28,475			32,021
Total Assets (R$ million)	57,554		51,807			58,215
Gross debt / Total capitalization (1)	34.0%		34.0%			34.0%
Net debt(2) / EBITDA (3)	2,5	x	3,2	x		2,5	x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) EBITDA in the last 12 months

World steel market

Steel Industry Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Crude Steel
Brazil	8,280	8,211	0.8%	8,660	-4.4%
North America (except Mexico)	24,585	24,781	-0.8%	24,855	-1.1%
Latin America (except Brazil)	7,824	7,614	2.8%	8,272	-5.4%
Europe	43,831	41,074	6.7%	42,276	3.7%
India	20,752	20,125	3.1%	20,263	2.4%
China	201,053	197,356	1.9%	188,314	6.8%
Others	97,705	96,129	1.6%	98,164	-0.5%
Total(1)	404,030	395,290	2.2%	390,804	3.4%

Source: worldsteel and Gerdau

(1) Figures represent approximately 98% of total production in 65 countries.

•      In 1Q14, world steel production grew in relation to 1Q13 (see table above), in which China accounted for 49.8% of global production. Production performance in the regions where Gerdau operates was as follows: in Brazil and North America, production remained stable between the comparison periods; and in Latin America production growth was driven mainly by stronger demand in the region’s various countries. Capacity utilization in the world steel industry stood at 79.0% in March 2014.

•      On April 9, 2014, World Steel Association released its latest Short Range Outlook containing growth forecasts for global apparent steel consumption in 2014 and 2015 of 3.1% and 3.3%, respectively. Growth remains positive though stabilized at a slower pace due to the volatility and uncertainties concerning the environment for steel producers. After years of substantial growth, China is expected to registered slower consumption growth in the next two years (+3.0% in 2014 and +2.7% in 2015) due to the potential reduction in investments to rebalance its economy.  On the other hand, the economic recovery in the United States should support growth in the country’s apparent consumption of 4.0% in 2014 and 3.7% in 2015. In Europe, after contracting in 2013, apparent consumption is expected to grow by 3.1% in 2014 and 3.0% in 2015, driven by the construction industry. In short, apparent steel consumption in developed economies should grow at rates above 2% in 2014 and 2015, but remain below the growth rates in developing and emerging economies.

Gerdau’s performance in the first quarter of 2014

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Information

Steel production and shipments

Consolidated	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production of crude steel	4,557	4,410	3.3%	4,446	2.5%
Shipments of steel	4,387	4,555	-3.7%	4,555	-3.7%

•      On a consolidated basis, crude steel production in 1Q14 increased compared to both 1Q13 and 4Q13 in all Business Operations (BOs) with the exception of the Brazil BO.

•      Consolidated shipments decreased in 1Q14 compared to 1Q13, reflecting the lower exports from the Brazil BO and the lower shipments from the North America BO due to the severe winter and higher imports in the period. The performance of shipments was similar in the comparison with 4Q13.

Consolidated results

Net sales, cost and gross margin

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Consolidated	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	10,554	9,166	15.1%	10,321	2.3%
Cost of Goods Sold (R$ million)	(9,238)	(8,257)	11.9%	(8,971)	3.0%
Gross profit (R$ million)	1,316	909	44.8%	1,350	-2.5%
Gross margin (%)	12.5%	9.9%		13.1%

•      In 1Q14, consolidated net sales grew in relation to 1Q13 due to different reasons at each business operation. Compared to 4Q13, net sales increased driven by the North America and Special Steel BOs.

•      In the comparison of 1Q14 with 1Q13 and on a consolidated basis, cost of goods sold increased in all business operations with the exception of the Brazil BO.

•      On a consolidated basis, in the comparison of 1Q14 with 1Q13, gross margin expanded due to the better performance of all business operations with the exception of the North America BO.

Selling, general and administrative expenses

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Consolidated	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Selling expenses	173	151	14.6%	165	4.8%
General and administrative expenses	534	483	10.6%	504	6.0%
Total	707	634	11.5%	669	5.7%
% of net sales	6.7%	6.9%		6.5%

•      Selling, general and administrative expenses as a ratio of net sales remained relatively flat in relation to both comparison periods, demonstrating the Company’s efforts in rationalize these expenses.

Other operating income (expenses) and Equity income

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Consolidated	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Other operating income (expenses)	19	51	-62.7%	109	-82.6%
Equity in earnings of unconsolidated companies	27	17	58.8%	19	42.1%

•      The reduction in other operating income (expenses) in 1Q14 in relation to both comparison periods reflects the income from asset divestments of R$ 30.5 million recorded in 1Q13 and R$ 98.6 million recorded in 4Q13.

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded steel shipments of 314,000 tonnes in 1Q14 based on their respective equity interests, resulting in net sales of R$ 613.8 million and equity income of R$ 26.6 million. This improvement in the result compared to 1Q13 was mainly due to the better performance of Gallatin Steel, a flat steel producer in the United States.

EBITDA

Breakdown of Consolidated EBITDA (1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net income	440	160	175.0%	492	-10.6%
Net financial result	101	192	-47.4%	355	-71.5%
Provision for income and social contribution taxes	113	(11)	—	(39)	—
Depreciation and amortization	542	464	16.8%	562	-3.6%
EBITDA	1,196	805	48.6%	1,370	-12.7%
EBITDA Margin	11.3%	8.8%		13.3%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity. The Company’s EBITDA is already calculated pursuant to Instruction 527 of the CVM.

Conciliation of Consolidated EBITDA	1st Quarter	1st Quarter	4th Quarter
(R$ million)	2014	2013	2013
EBITDA (1)	1,196	805	1,370
Depreciation and amortization	(542)	(464)	(562)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	654	341	808

(1) Non-accounting measurement adopted by the Company.

(2) Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•      Consolidated EBITDA and EBITDA margin increased in 1Q14 compared to 1Q13 due to the better performance of all business operations, with the exception of the North America BO. Compared to 4Q13, the lower EBITDA and EBITDA margin in 1Q14 is explained by the proceeds from assets divestments in 4Q13 and the weaker operational performance in 1Q14 in the Brazil and North America BOs.

Financial result

Consolidated	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Financial income	62	44	40.9%	91	-31.9%
Financial expenses	(289)	(251)	15.1%	(280)	3.2%
Exchange variation, net	128	21	509.5%	(177)	—
Exchange variation on net investment hedge	83	24	245.8%	(118)	—
Exchange variation - other lines	45	(3)	—	(59)	—
Gains (losses) on financial instruments, net	(2)	(6)	-66.7%	11	—
Financial Result	(101)	(192)	-47.4%	(355)	-71.5%

•      In 1Q14 compared to 1Q13, the lower negative financial result mainly reflects the higher positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the closing price of the Brazilian real against the U.S. dollar of 3.4% in 1Q14, compared to 1.5% in 1Q13).

•      In relation to 4Q13, the lower negative financial result is mainly explained by the positive net exchange variation in 1Q14, compared to the negative net exchange variation in 4Q13 (appreciation of 3.4% in 1Q14 and depreciation of 5.0% in 4Q13).

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

Net income

Consolidated	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Income before taxes (1)	553	149	271.1%	453	22.1%
Income and social contribution taxes (IR/CS)	(113)	11	—	39	—
IR/CS on net investment hedge	(83)	(24)	245.8%	118	—
IR/CS - other lines	(30)	35	—	(79)	-62.0%
Consolidated Net Income (1)	440	160	175.0%	492	-10.6%

(1) Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      Consolidated net income in 1Q14 grew in relation to 1Q13, mainly reflecting the higher operating income between the periods. Compared to 4Q13, the decrease in net income is explained by the weaker operating performance in 1Q14, which was partially offset by the gain in “Exchange variation — other lines” and by the reduction in “Income and social contribution taxes — other lines.”

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 1Q14, the prepayment of the minimum mandatory dividend for fiscal year 2014 in the form of interest on capital stock, as shown below:

•          Payment date: May 30th, 2014

•          Record date: Close of trading on May 21st, 2014

•          Ex-dividend date: May 22nd, 2014

•          Metalúrgica Gerdau S.A.

•          R$ 44.7 million (R$ 0.11 per share)

•          Gerdau S.A.

•          R$ 119.3 million (R$ 0.07 per share)

Investments

•      In 1Q14, investments in fixed assets amounted to R$ 676.8 million. Of the amount invested in the quarter, 49.1% was allocated to the Brazil BO, 20.2% to the Special Steel BO, 11.7% to the North America BO, 11.5% to the Latin America BO and 7.5% to the Iron Ore BO.

•      In 1Q14, the ongoing investments for advancing the capacity expansion projects were mainly: heavy plate rolling mill in Ouro Branco, Minas Gerais; expansion of iron ore capacity in Miguel Burnier, Minas Gerais; new continuous casting line in Saint Paul, Minnesota; construction of the melt shop in Argentina; construction of the new structural profile unit through the joint venture Gerdau Corsa in Mexico; expansion of steel, rolled products and finishing capacity at the mill in Monroe, Michigan.

Working capital and Cash conversion cycle

•      In March of 2014, the cash conversion cycle (working capital divided by daily net sales in the quarter) was higher than in December 2013, due to the 7.5% increase in working capital needs (mainly trade accounts receivable) compared to the 2.3% increase in net sales between the comparison periods. In the comparison with March 2013, despite the nominal value of working capital remaining flat, the cash conversion cycle decreased by 13 days, which demonstrates the Company’s efforts to optimize its working capital needs.

Financial liabilities

Debt composition
(R$ million)	03.31.2014	12.31.2013	03.31.2013
Short Term	1,756	1,838	3,333
Local Currency (Brazil)	539	491	552
Foreign Currency (Brazil)	290	262	774
Companies abroad	927	1,085	2,007
Long Term	15,004	14,869	11,610
Local Currency (Brazil)	3,396	2,927	2,123
Foreign Currency (Brazil)	8,381	8,725	6,261
Companies abroad	3,227	3,217	3,226
Gross Debt (principal + interest)	16,760	16,707	14,943
Interest on the debt	(374)	(391)	(417)
Gross Debt (principal)	16,386	16,316	14,526
Cash, cash equivalents and short-term investments	3,520	4,222	1,832
Net Debt(1)	12,866	12,094	12,694

(1) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On March 31, 2014, the composition of gross debt (principal) was 8.4% short term and 91.6% long term. The exposure of gross debt to foreign currency decreased slightly, from 79.5% on December 31, 2013 to 76.5% on March 31, 2014.

•      The reduction in cash of R$ 702 million between December 2013 and March 2014 was mainly due to the seasonal increase in working capital. On March 31, 2014, 43.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The 6.4% increase of net debt on March 31, 2014 compared to December 31, 2013 is mainly explained by the reduction in the cash position.

•      On March 31, 2014, the nominal weighted average cost of gross debt (principal) was 6.8%, being 9.4% for the portion denominated in Brazilian real, 6.2% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad. On March 31, 2014, the average gross debt term was 5.1 years.

•      The Company’s main debt indicators are shown below:

Indicators	03.31.2014		12.31.2013		03.31.2013
Gross debt / Total capitalization (1)	34%		34%		34%
Net debt(2) / EBITDA (3)	2,5	x	2,5	x	3,2	x
EBITDA (3) / Net financial expenses (3)	6,7	x	6,3	x	5,6	x

(1) Total capitalization = shareholders’ equity + gross debt (principal)

(2) Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) Last 12 months

Indebtedness

(R$ billion)

•      On March 31, 2014, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
2nd quarter of 2014	567
3rd quarter of 2014	354
4th quarter of 2014	199
1st quarter of 2015	262
Total	1,382

Long Term	R$ million
2015	529
2016	1,055
2017	3,994
2018 and after	9,426
Total	15,004

•      On April 9, 2014, Gerdau placed US$ 500 million in 30-year bonds with an annual coupon of 7.25%, with the proceeds used for lengthen its debt maturity profile and for general corporate purposes. The geographic distribution of the offering was as follows: 71% United States; 21% Europe, Middle East and Africa; 7% Latin America; and 1% Asia Pacific.

•      On April 10, 2014, Gerdau announced an Exchange Offer for part of the outstanding bonds due 2017 and 2020 for an amount up to US$ 1.25 billion in newly issued Senior Bonds due 2024 with an annual coupon of 5.893%. In addition, Gerdau also announced a Tender Offer for a portion of the 2017 and 2020 Bonds in an amount up to US$ 250 million. Both operations will be concluded in the first half of May.

Business Operations (BO)

Starting in 2014, the iron ore operation, which previously was reported under the Brazil Business Operation, started to be reported separately as a new business operation called “Iron Ore.” The change is explained by the progress made in the iron ore project over the course of 2013, which led the Company to decide to separate this operation given its importance.

The information in this report is divided into five Business Operations (BO), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BO — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America BO — includes all North American operations, except Mexico and special steel;

•     Latin America BO — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel BO — includes the special steel operations in Brazil, Spain, United States and India;

•      Iron Ore BO — includes the iron ore operations in Brazil.

Net sales

EBITDA and EBITDA margin

Brazil BO

Production and shipments

Brazil BO	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production of crude steel	1,609	1,708	-5.8%	1,691	-4.8%
Shipments of steel	1,597	1,808	-11.7%	1,792	-10.9%
Domestic Market	1,442	1,417	1.8%	1,416	1.8%
Exports	155	391	-60.4%	376	-58.8%

•      Crude steel production decreased in 1Q14 in comparison with both 1Q13 and 4Q13, mainly due to the scheduled shutdown of one of the blast furnaces at the mill in Ouro Branco, Minas Gerais in the second half of March and first half of April.

•      Steel shipments decreased in 1Q14 compared to both 1Q13 and 4Q13 due to the reduction in exports, which is explained by weak demand in international markets, with depressed prices, and the overcapacity in the world steel industry. In the domestic market, demand from the various industries served by Gerdau remained relatively stable in the period. The higher shipments in 1Q14 in relation to both comparison periods was due to the redirecting of shipments previously exported as slabs to domestic sales in the form of hot-rolled coils.

Shipments

(1,000 tonnes)

Operating result

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Brazil BO	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	3,655	3,457	5.7%	3,747	-2.5%
Domestic Market	3,360	3,001	12.0%	3,175	5.8%
Exports(1)	295	456	-35.3%	572	-48.4%
Cost of Goods Sold (R$ million)	(2,906)	(2,943)	-1.3%	(2,982)	-2.5%
Gross profit (R$ million)	749	514	45.7%	765	-2.1%
Gross margin (%)	20.5%	14.9%		20.4%
EBITDA (R$ million)	731	496	47.4%	848	-13.8%
EBITDA margin (%)	20.0%	14.3%		22.6%

(1) Includes coking coal and coke net sales.

•      The growth in net sales in 1Q14 compared to 1Q13 was driven by the increase in net sales per tonne sold and the better mix of markets (lower exports and higher domestic sales), which offset the lower shipments in the period. In the domestic market, in addition to the higher shipments, net sales per tonne sold made an important contribution to net sales growth in the comparison period. The reduction in net sales from exports was due to lower shipments, which were partially offset by the increase in net sales per tonne sold and by exchange variation in the period (depreciation of +18.4% in the Brazilian real against the U.S. dollar, average in period). In relation to 4Q13, the lower shipments to export markets were the main factor in the decrease in net sales.

•      In the comparison of 1Q14 with 1Q13, cost of goods sold decreased, though at a slower pace than the decline in shipments, which is explained by the lower dilution of fixed costs and higher raw material costs. The increase in net sales and decrease in cost of goods sold led to gross margin expansion in the period. A highlight in the period were the gains from the Synergies Project (consolidating the management of the Ouro Branco mill with the Long Steel mills), which took operating margins in this business operation to improve.

•      EBITDA growth in 1Q14 compared to 1Q13 was driven by higher gross profit, which supported EBITDA margin expansion of 5.7 percentage points. Compared to 4Q13, the decreases in EBITDA and EBITDA margin in the quarter are explained by the proceeds from the assets divestments made in the last quarter of 2013.

EBITDA (R$ million) and EBITDA Margin (%)

North America BO

Production and shipments

North America BO	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production of crude steel	1,649	1,474	11.9%	1,549	6.5%
Shipments of steel	1,452	1,516	-4.2%	1,476	-1.6%

•      The production growth in 1Q14 compared to 1Q13 is explained by the weak comparison base, given the destocking trend in that period. In comparison with 4Q13, production growth is explained by the initial expectation of higher shipments in 1Q14, which did not materialize due to the region’s severe winter and higher imports in the period.

•      Shipments decreased in 1Q14 compared to 1Q13 due to the severe winter that affected the region and higher imports in the period.

Operating result

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
North America BO	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	3,258	2,925	11.4%	3,102	5.0%
Cost of Goods Sold (R$ million)	(3,159)	(2,754)	14.7%	(2,964)	6.6%
Gross profit (R$ million)	99	171	-42.1%	138	-28.3%
Gross margin (%)	3.0%	5.8%		4.4%
EBITDA (R$ million)	70	148	-52.7%	139	-49.6%
EBITDA margin (%)	2.1%	5.1%		4.5%

•      Net sales and cost of goods sold in 1Q14 increased in relation to 1Q13, mainly reflecting the exchange variation in the period (depreciation of +18.4% in the Brazilian real against the U.S. dollar, average in period). Excluding the effects from currency translation, net sales and cost of goods sold both decreased in the period due to the decline in shipments. Net sales were impacted also by the decrease in net sales per tonne shipped, which led to a reduction in gross margin in 1Q14.

•      The lower EBITDA recorded in 1Q14 compared to 1Q13 was due to the decrease in gross profit and resulted in EBITDA margin compression of 3.0 percentage points.

EBITDA (R$ million) and EBITDA Margin (%)

Latin America BO

Production and shipments

Latin America BO	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production of crude steel	441	426	3.5%	426	3.5%
Shipments of steel	681	646	5.4%	715	-4.8%

•      Production and shipments increased in 1Q14 compared to 1Q13 due to the better conditions in the region’s markets. The lower shipments compared to 4Q13 is explained by the strong comparison base resulting from the higher shipments at the units in Colombia and Peru.

Operating result

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Latin America BO	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	1,399	1,144	22.3%	1,464	-4.4%
Cost of Goods Sold (R$ million)	(1,214)	(1,049)	15.7%	(1,295)	-6.3%
Gross profit (R$ million)	185	95	94.7%	169	9.5%
Gross margin (%)	13.2%	8.3%		11.5%
EBITDA (R$ million)	143	53	169.8%	136	5.1%
EBITDA margin (%)	10.2%	4.6%		9.3%

•      Net sales in 1Q14 grew compared to 1Q13 driven mainly by the higher net sales per tonne sold and higher shipments.

•      The increase in cost of goods sold in 1Q14 compared to 1Q13 was due to the increase in cost per tonne sold and the higher shipments. However, the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, which supported higher gross profit and consequently gross margin expansion. The various initiatives to promote improvements and capture efficiency gains in this business operation also made an important contribution to its results.

•      The EBITDA growth in 1Q14 compared to 1Q13 was driven by higher gross profit and the various initiatives to promote improvements and capture efficiency gains at units in Latin America, which led to EBITDA margin expansion in the period of 5.6 percentage points.

EBITDA (R$ million) and EBITDA margin (%)

Special Steel BO

Production and shipments

Special Steel BO	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production of crude steel	858	802	7.0%	780	10.0%
Shipments of steel	758	667	13.6%	711	6.6%

•      Crude steel production in 1Q14 increased compared to 1Q13, led by the Brazil and India units, the latter reflecting the advances in the learning curve of the new mill.

•      Shipments increased in 1Q14 compared to 1Q13 in all regions, led by the India unit. Compared to 4Q13, shipments registered similar behaviors, with the exception of the units in Brazil, which posted a decline in shipments due to the sector’s difficulties in exporting and the weaker demand in the domestic market.

Operating result

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Special Steel BO	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	2,263	1,813	24.8%	2,044	10.7%
Cost of Goods Sold (R$ million)	(2,101)	(1,695)	24.0%	(1,911)	9.9%
Gross profit (R$ million)	161	118	36.4%	133	21.1%
Gross margin (%)	7.1%	6.5%		6.5%
EBITDA (R$ million)	203	155	31.0%	205	-1.0%
EBITDA margin (%)	9.0%	8.5%		10.0%

•      Net sales and cost of goods sold in 1Q14 increased compared to 1Q13, which is explained by the exchange variation between the periods in the different currencies of the countries where Gerdau has units and by the higher shipments in the period. The improvement in gross margin is explained by the higher dilution of fixed costs, with the increase in cost of goods sold lower than the increase in net sales.

•      EBITDA growth in 1Q14 compared to 1Q13 was driven by higher gross profit and led to a slight increase in EBITDA margin.

EBITDA (R$ million) and EBITDA Margin (%)

Iron Ore BO

Production and shipments

Iron Ore BO	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tonnes)	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Production	1,736	1,124	54.4%	1,842	-5.8%
Shipments	2,000	912	119.3%	2,139	-6.5%
Gerdau units	812	905	-10.3%	1,088	-25.4%
Third parties	1,188	7	—	1,051	13.0%

•      Production increased substantially in 1Q14 compared to 1Q13 due to the startup of the new ore treatment unit in September 2013. Compared to 4Q13, the lower production is explained by a reduction in the iron ore needs of the mill in Ouro Branco, Minas Gerais due to the shutdown of the blast furnace mentioned above.

•      Shipments increased in 1Q14 compared to 1Q13 driven by higher iron ore sales to third sales, which began to intensify in 4Q13, mainly due to the expansion in production capacity mentioned above.

Shipments

(1,000 tonnes)

Operating result

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Iron Ore BO	2014	2013	1Q14/1Q13	2013	1Q14/4Q13
Net Sales (R$ million)	316	79	300.0%	374	-15.5%
Gerdau units	105	78	34.6%	133	-21.1%
Third parties	211	1	—	241	-12.4%
Cost of Goods Sold (R$ million)	(197)	(63)	212.7%	(232)	-15.1%
Gross profit (R$ million)	119	16	643.8%	142	-16.2%
Gross margin (%)	37.7%	20.3%		38.0%
EBITDA (R$ million)	121	14	764.3%	141	-14.2%
EBITDA margin (%)	38.3%	17.7%		37.7%

•      Net sales increased in 1Q14 compared to 1Q13, reflecting the higher shipments to third parties and the resulting increase in net sales per tonne sold influenced by the exports made in the period. Compared to 4Q13, the decrease in revenue is explained by the lower prices practiced in international markets and lower shipments.

•      Cost of goods sold increased in 1Q14 compared to 1Q13 due to the higher freight costs resulting from the growth in exports and shipments in the period. Gross margin increased in 1Q14 compared to 1Q13, which is explained by higher shipments, which supported higher dilution of fixed costs, and by the increase in net sales per tonne sold.

•      The EBITDA growth in 1Q14 compared to 1Q13 was driven by higher gross profit and led to EBITDA margin expansion.

EBITDA (R$ million) and EBITDA margin (%)

Corporate Governance

Annual Report

•      The Gerdau Annual Report for 2013 is already available on the website www.gerdau.com/ri. With the theme “The Power of Transformation,” the report presents Gerdau’s strength manifested through its capacity to overcome challenges, transform and expand businesses, recycle millions of tonnes of scrap and produce high-quality steel. This strength has been part of Gerdau since its creation and has helped it to become the leading producer of long steel in the Americas and one of the world’s largest suppliers of special steel. It is this strength that Gerdau draws on every day to consolidate its relationship of respect, transparency and mutual gains with its stakeholders. It also helps transform people’s dreams into reality as its products are used to build homes and large infrastructure works, as well as cars, wind turbine towers and many other products. It also fosters the development of communities by supporting over 900 social projects around the world.

Annual and Extraordinary Shareholders Meeting of Gerdau and Metalúrgica Gerdau

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. held their Shareholders Meetings on April 16th and 25th, 2014, respectively. At Metalúrgica Gerdau S.A., 11 Directors were elected, two of whom were appointed by the non-controlling shareholders. For the Board of Auditors, five members were elected, with two appointed by the non-controlling shareholders. At Gerdau S.A., the shareholders reelected nine directors. Three members were elected to the Board of Auditors, one of whom was appointed by the non-controlling shareholders. More information is available on the website of the Company: www.gerdau.com/ri.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	March 31, 2014	December 31, 2013
CURRENT ASSETS
Cash and cash equivalents	1,870,899	2,099,224
Short-term investments
Held for Trading	1,649,039	2,123,168
Trade accounts receivable - net	4,491,860	4,078,806
Inventories	8,688,879	8,499,691
Tax credits	765,011	716,806
Income and social contribution taxes recoverable	420,533	367,963
Unrealized gains on financial instruments	837	319
Other current assets	315,082	291,245
	18,202,140	18,177,222

NON-CURRENT ASSETS
Tax credits	99,187	103,469
Deferred income taxes	1,972,732	2,056,445
Related parties	89,428	87,159
Judicial deposits	1,200,768	1,155,407
Other non-current assets	211,561	220,085
Prepaid pension cost	539,076	555,184
Investments in associates and jointly-controlled entities	1,554,272	1,590,031
Goodwill	10,970,283	11,353,045
Other Intangibles	1,472,259	1,497,919
Property, plant and equipment, net	21,241,969	21,419,074
	39,351,535	40,037,818

TOTAL ASSETS	57,553,675	58,215,040

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	March 31, 2014	December 31, 2013
CURRENT LIABILITIES
Trade accounts payable	3,183,218	3,271,419
Short-term debt	1,677,806	1,810,783
Debentures	78,001	27,584
Taxes payable	591,578	473,773
Income and social contribution taxes payable	236,087	177,434
Payroll and related liabilities	486,077	655,962
Dividends payable	—	119,455
Employee benefits	48,346	50,036
Environmental liabilities	12,679	15,149
Unrealized losses on financial instruments	3,199	274
Other current liabilities	586,524	634,761
	6,903,515	7,236,630

NON-CURRENT LIABILITIES
Long-term debt	14,583,253	14,481,497
Debentures	420,329	386,911
Related parties	8	43
Deferred income taxes	1,103,727	1,187,252
Unrealized losses on financial instruments	4,835	3,009
Provision for tax, civil and labor liabilities	1,370,596	1,294,598
Environmental liabilities	90,188	90,514
Employee benefits	905,950	942,319
Other non-current liabilities	527,963	571,510
	19,006,849	18,957,653

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(235,394)	(238,971)
Capital reserves	11,597	11,597
Retained earnings	10,870,215	10,472,752
Operations with non-controlling interests	(1,732,962)	(1,732,962)
Other reserves	1,798,376	2,577,482
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	29,961,013	30,339,079

NON-CONTROLLING INTERESTS	1,682,298	1,681,678

EQUITY	31,643,311	32,020,757

TOTAL LIABILITIES AND EQUITY	57,553,675	58,215,040

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2014	March 31, 2013

NET SALES	10,553,776	9,165,558
Cost of sales	(9,238,024)	(8,257,339)
GROSS PROFIT	1,315,752	908,219
Selling expenses	(173,583)	(151,230)
General and administrative expenses	(533,805)	(483,311)
Other operating income	46,866	61,782
Other operating expenses	(27,681)	(11,094)
Equity in earnings of unconsolidated companies	26,633	16,671
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	654,182	341,037
Financial income	62,048	43,590
Financial expenses	(288,726)	(251,070)
Exchange variations, net	127,678	21,414
Gain and losses on financial instruments, net	(2,470)	(6,134)
INCOME BEFORE TAXES	552,712	148,837
Current	(105,563)	(73,594)
Deferred	(7,058)	84,292
Income and social contribution taxes	(112,621)	10,698

NET INCOME	440,091	159,535
ATTRIBUTABLE TO:
Owners of the parent	397,224	148,192
Non-controlling interests	42,867	11,343
	440,091	159,535

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2014	March 31, 2013

Cash flows from operating activities
Net income for the period	440,091	159,535
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	541,660	464,120
Equity in earnings of unconsolidated companies	(26,633)	(16,671)
Exchange variation, net	(127,678)	(21,414)
Losses on financial instruments, net	2,470	6,134
Post-employment benefits	56,626	30,601
Stock based remuneration	9,222	5,069
Income tax	112,621	(10,698)
Gains (Losses) on disposal of property, plant and equipment and investments, net	372	(37,718)
Allowance for doubtful accounts	9,536	8,793
Provision for tax, labor and civil claims	76,929	57,982
Interest income on investments	(42,629)	(13,394)
Interest expense on loans	250,066	202,030
Interest on loans with related parties	(1,757)	(1,352)
Provision for net realizable value adjustment in inventory	18,041	36,207
Release of allowance for inventory against cost upon sale of the inventory	(16,161)	(45,661)
	1,302,776	823,563
Changes in assets and liabilities
Increase in trade accounts receivable	(546,540)	(811,737)
(Increase) Decrease in inventories	(452,956)	297,673
Increase in trade accounts payable	20,754	44,533
(Increase) Decrease in other receivables	(222,337)	87,822
Decrease in other payables	(124,658)	(68,170)
Dividends from jointly-controlled entities	12,254	822
Purchases of trading securities	(761,128)	(164,534)
Proceeds from maturities and sales of trading securities	1,271,185	467,542
Cash provided by operating activities	499,350	677,514

Interest paid on loans and financing	(241,842)	(190,339)
Income and social contribution taxes paid	(90,534)	(21,200)
Net cash provided by operating activities	166,974	465,975

Cash flows from investing activities
Additions to property, plant and equipment	(676,755)	(571,490)
Proceeds from sales of property, plant and equipment, investments and other intangibles	3,461	117,349
Additions to other intangibles	(49,813)	(27,311)
Payment for business acquisitions, net of cash of acquired entities	—	(27,238)
Net cash used in investing activities	(723,107)	(508,690)

Cash flows from financing activities
Reduction of capital by non-controlling interests in subsidiaries	—	(59,385)
Proceeds from exercise of shares	3,220	2,748
Dividends and interest on capital paid	(124,368)	(36,422)
Proceeds from loans and financing	747,190	1,271,092
Repayment of loans and financing	(227,433)	(841,896)
Intercompany loans, net	(547)	(22,223)
Increase in controlling interest in subsidiaries	—	(33,090)
Put-Options on non-controlling interest	—	(599,195)
Net cash (used) provided in financing activities	398,062	(318,371)

Exchange variation on cash and cash equivalents	(70,254)	(16,733)

Increase in cash and cash equivalents	(228,325)	(377,819)
Cash and cash equivalents at beginning of period	2,099,224	1,437,235
Cash and cash equivalents at end of period	1,870,899	1,059,416